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Jeffrey R. O'Brien
Davis Polk & Wardwell LLP 99 Gresham Street London EC2V 7NG	020 7418 1376 tel 020 7710 4893 fax jeffrey.obrien@davispolk.com

June 8, 2010

Re:	Novo Nordisk A/S Form 20-F for the Fiscal Year Ended December 31, 2009 Filed February 11, 2010 File Number: 333-82318

Ms. Vanessa Robertson
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Robertson:

I am writing on behalf of Novo Nordisk A/S (the “Company”) in connection with the Staff’s review of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009.  As we discussed on the telephone, I confirm that the Company has received and is considering its response to your letter dated June 2, 2010.

In order to ensure the completeness and accuracy of the Company’s response, it will be conducting a detailed review of the items concerned in respect of the above filing.

The Company anticipates being able to complete this review and provide a response to the SEC by Wednesday, June 30.

Very truly yours,

/s/ Jeffrey O’Brien

Jeffrey O’Brien

cc:        Jesper Brandgaard
Novo Nordisk A/S

Via Edgar Submission

A New York limited liability partnership. The principal place of business of the partnership in Great Britain is the address set forth above at which a list of the partners' names is open for inspection.